SEAENA, INC.

1181 Grier Drive, Suite B

LAS VEGAS, NEVADA 89119

(702) 740-4616

March 6, 2008

Michael Moran, Accounting Branch Chief

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Seaena, Inc.

Your Letter of November 30, 2007

Form 10-KSB for Fiscal Year Ended December 31, 2006

Filed April 6, 2007

Form 10-QSB for the Period Ended September 30, 2007

Filed November 14, 2007

File No.’s 000-29781

Dear Mr. Michael Moran:

This correspondence is in response to your letter dated November 30, 2007 in reference to our filing of the form 10- KSB for the fiscal year ended December 31, 2006 Filed April 6, 2007 and Form 10-QSB for the period ended September 30, 2007 Filed November 14, 2007 on behalf of Seaena, Inc., file No. 000-29781.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6 Managements’ Discussion and Analysis or Plan of Operation, page 11

Critical Accounting Policies and Estimates, page 13

1. Please tell us why there is no deferred revenue on the balance sheet at December 31, 2006. Given that you no longer lease machines, tell us why you believe that this accounting policy is critical to your company. Tell us what were the significant estimates utilized by management in calculating deferred revenue. Tell us the alternative accounting treatments permitted under GAAP.

Answer:

Deferred revenue, historically was calculated pursuant to SFAS 13, and based on pre-paid lease payments received from our customers pursuant to the machine lease agreement in effect at the time. During the year ended December 31, 2006 all lease agreements had fully expired or were cancelled and no new leases had been entered into during the year thus eliminating any deferred revenue at December 31, 2006. We included deferred revenue as a critical accounting pronouncement given the materiality of the historic deferred revenue and the potential for significant future deferrals. In the future, we will omit the disclosure when it is not relevant to the financial statements as presented.

Stock based Transactions, page 14

2.	Disclose significant assumptions and provide a sensitivity analysis. See SAB Topic 14.M.

Answer:

We acknowledge the commission’s desire for a more comprehensive disclosure as prescribed by SAB Topic 14 with respect to the implementation of SFAS 123R. During the year ended December 31, 2006, our share-based compensation totaled $4,577 and was not impacted by the adoption of SFAS 123R. However, as requested, our future disclosures will be revised to include the following:

The Company has chosen to apply SFAS 123R on a modified prospective basis. This approach will not impact current and future reporting periods for share based transactions issued prior to the implementation of this standard. Furthermore, the Company had no outstanding stock options or warrants which would have caused a difference in the reporting periods under the old and the new method of accounting for stock based transactions.

Intangible Assets, page 14

3. Please provide quantification of associated intangible asset balances and any impairment losses recorded in the financial statements. Also disclose the significant assumptions you have used in assessing the recoverability of definite lived intangible assets as well as the fair value of goodwill.

Answer:

We have applied an impairment test as prescribe under guidance of SFAS 144 whereby we computed the net present value of future cash flows expected to be derived from each of our intangible assets. The results of our impairment analysis indicated the carrying value of each equaled or was less than the expected net future cash flow with one exception, which was specific to the goodwill acquired through the acquisition of UC Laser. Subsequent to the acquisition of UC Laser, it was discovered that the operations of UC Laser in Israel were substantially more difficult to sustain. As a result, the original value of the goodwill could no longer be substantiated. We therefore determined, as dictated under the guidance set forth in SFAS 144, the entire balance to be impaired.

Results of Operations, page 14

4. The current disclosure comparing consolidated revenue on a year to year basis lacks any analysis of your operating performance. In future filings please expand managements’ discussion to include financial measures and variables that management considers in its evaluation of revenue and results of operations. For example, you should discuss the operational results and material changes affected by customer classes such as corporate, colleges, infinity buying clubs and independent retail kiosks already disclosed in the filing. Also discuss and quantify the material changes within consolidated revenue caused by changes in product sales, machine sales and royalty revenue. For instance, explain the impact to your business caused by the decision to sell laser equipment rather than lease to licensees. See Item 303(b) (1) of Regulation S-B and SEC Release 33-8350. Please show us what your revised disclosure looks like.

Answer:

Respectfully, upon review of the SEC Release 33-8350 and Item 303(b) (1) of Regulation S-B, we acknowledge the commissions request for more comprehensive discussion with respect to our comparative changes in revenue. We further understand the need to provide beneficial and comprehensive information for the reader throughout our discussion and analysis. Our future disclosure will incorporate the guidance and interpretation as discussed in the aforementioned documents as illustrated below.

Our revenue for the year ended December 31, 2007 totaled $3,279,037 compared to $4,272,495 in 2006 representing a decline in gross revenue of $993,458. In 2007, approximately 63% of our total revenue was attributable to custom orders for corporate specialty and promotional items, which totaled approximately $2,082,967 compared to $2,478,000 or 58% of total revenue in 2006. We believe the decrease of $395,033 or 16% in custom orders relates directly to additional market competition. In an effort to generate additional revenue, we are focusing additional marketing efforts in the photo industry as well as developing relationships with similar companies whereby we can expand our product line and distribution channels. Our revenue generated from royalties has remained constant at $237,495 in 2007 compared to $242,715 in 2006. We anticipate royalties to remain constant throughout the upcoming year. The remainder of our revenue has been generated through sales of raw materials, glass etching, and add-on products.

Item 13 Exhibits, page 26

5. Please advise or include a list of all subsidiaries in your future filings. We note your consolidation policy lists several entities as subsidiaries. See Item 601(a) (21) of Regulation S-B.

Answer:

We have reviewed the requirements as prescribe by Item 601(a) (21) of Regulation S-B and have noted the deficiency in compliance. Our future filings will include as an exhibit under item 21, each subsidiaries name, state of incorporation or other jurisdictional identification and any alternate name the subsidiary may be doing business as where applicable. Our current subsidiaries include the following:

Crystalix USA Group, a corporation domiciled in the state of Nevada, 100% wholly owned

Lazer-Tek Designs, Ltd., a corporation domiciled in the state of Nevada, 100% wholly owned

Lazer-Tek Designs, Inc., a corporation domiciled in the state of Nevada, 100% wholly owned

UC Laser, Ltd., a corporation domiciled in the state of Delaware, 100% wholly owned

Laser Designs International, LLC, a limited liability company domiciled in the state of California, 51% owned

Consolidated Balance Sheet, page F-2

6.	Please advise or revise Class B to indicate it is a convertible preferred security.

Answer:

Upon review of the guidance provided in FAS-129, Disclosure Information about Capital Structure, we believe we have complied with the all requirements as set forth in the available guidance. Pursuant to paragraphs 4 and 5, we have disclosed within our financial statements a description of voting rights, liquidation preferences, and all details relating to its convertibility including the number of common shares and resulting percentage of ownership upon conversion of each specific issuance. Further, we have clearly identified each series of preferred, the authorized number of shares and the current outstanding on the face of our balance sheet.

7. Please tell us how you account for the 49% minority owned interest in LDI, LLC and where it is presented in your financial position and results of operations.

Answer:

In August 2005, we acquired a 51% interest in Laser Designs International, LLC (“LDI”). Pursuant to Rule 3A-02 of Regulation S-X, we have presented consolidated financial statements, which include the activity of LDI. During the years ended December 31, 2006 and 2005, LDI had net losses, where the losses applicable to the minority exceed the minority interest, therefore all activity was attributable to the parent in accordance with ARB 51.

Consolidated Statements of Stockholders’ Equity, page F-4

8. Please tell us your consideration of any existing beneficial conversion feature and deemed dividend on the issuance of Class B preferred shares. It looks as if the fair value of common stock exceeds the conversion price of preferred shares into common shares as of March 31, 2006 or the date you completed the acquisition. Please be detailed in your response and include the calculation used to reach your conclusion as well as support for fair values and other assumptions made by management.

Answer:

Our Agreement to acquire UC Laser was entered into on, December 29, 2005 with an effective date of January 1, 2006. The market price of our common stock on the effective date of the agreement was $0.04 per share. We relied on the guidance of SFAS 141 in our accounting treatment of the acquisition as well as our determination in the non-existence of a beneficial conversion. We tested the beneficial conversion as follows:

Value of preferred shares	$ 7,968,783/
Number of preferred shares	2,276,795
Cost of each preferred shares	$3.50/

Converted to common	2.857
Cost per common share	$1.23

Market value of common shares	$0.04
Value of conversion	$(1.19)

Consolidated Statements of Cash Flows, page F-5

9. Please disclose all non-cash investing and financing activities in the periods presented, as applicable. For example, we do not see any narrative or summarized schedule of the shares issued for U.S. Laser, Ltd. or surrendered for equipment and Crystalix Europe.

Answer:

We concur with the Commission’s request to include all required non-cash supplemental disclosure as required by SFAS 95 and will revise all future statements of cash flows accordingly.

Note 1 – Organization and Significant Accounting Policies, page F-6

10.	Tell us your consideration of SFAS No. 131.

Answer:

Respectfully, we have considered SFAS No. 131 and do not believe that any of the subsidiaries, or various operating activities constitute a business segment for which separate disclosure is possible under SFAS No. 131. Each entity operates in much the same manner as the next, and the product lines are not exclusive to the point that a separate operating segment can be defined. It is further our understanding under Regulation S-B, we were provided a level of relief from the segmented disclosure requirements as found in Regulation S-K.

Stock Splits, page F-7

11. Please tell us how the pre-split 300 million authorized common shares converts to 50 million on a post split basis. We note the reverse split ratio was 1:35.

Answer:

On March 31, 2006, we filed an amendment to our Articles of Incorporation whereby reducing our Authorized from 300 million to 50 million. This action was independent of the 1:35 reverse as evidenced by the Definitive Information Statement dated March 6, 2006. We will enhance our future disclosure with respect to each item, for clarity on each event.

Goodwill and Intangible Assets, page F-10

12. Please tell us the amount of website costs capitalized and where it is presented in your balance sheet. It is not evident from your presentation or disclosure.

Answer:

We had previously incurred website development costs of $73,488, which were fully amortized as of December 31, 2006. In review of our disclosure as presented in footnote 1 of our financial statements, we understand the necessity to modify the disclosure. We currently have not incurred any additional development costs as previously disclosed and will therefore eliminate in all future filings.

Revenue Recognition, page F-11

13. Your policy note discloses that laser equipment is leased while page 13 discloses laser equipment is sold and no longer leased. Please tell us if there is a discrepancy between these disclosures and revise any inaccurate disclosures to reflect the actual economics involved with laser equipment, as applicable.

Answer:

We acknowledge the lease revenue disclosure is presented in error, as it is a remnant of the previous method of operations that was mistakenly carried over to the 2006 Form 10-KSB. We will amend and replace with the applicable disclosure regarding the Machine Sales in our future filings.

Deferred Revenue, page F-12

14. Please confirm the deferred revenue discussed here is the customer deposit balance classified as a current liability. If so, please tell us why a portion of this balance is not classified as non-current given that deferred revenue on laser equipment leases is recognized over the term of the agreement and these leases typically have 5 year terms.

Answer:

The customer deposit balance represents the down payments received on the purchase of laser equipment to be delivered in less than 12 months. This is independent of machine lease agreements and the disclosure of deferred revenue. Our future filings will include under separate caption, deposits received for the purchase of equipment.

Note 2 – Acquisition and Disposition, page F-17

15. In the Form 8-K filed on April 5, 2006 you disclose U.C. Laser Ltd. financial statements and pro forma information will be disclosed in an amended filing. Please explain why you have not since filed the information and include an analysis that supports your conclusion that the financial statements and pro forma information were not required, as applicable. Please also include the acquisition of LDI, LLC in your response and include any references to the regulations to support your conclusions.

Answer:

At the time of acquisition, we engaged the services of an independent foreign audit firm to complete audit of the financial statements in order to comply with our regulatory requirements. We have been unable to neither obtain the completed audit nor complete financial information necessary to seek an alternate firm. We are diligently perusing alternate avenues so that we may fulfill our reporting requirements. As of this time, there is uncertainty as to when we will be able to correct the situation.

16. Please advise or include the pro forma comparative financial information required by paragraphs 54 an 55 of SFAS No. 141 in your next annual filing.

Answer:

We acknowledge the pro forma requirement and will include them in our earliest possible filing upon resolution of our international audit and accounting problem.

Disposition, page F-18

17. Please tell us how you have complied with the requirement to disclose the carrying values of Crystalix Europe’s assets and liabilities. See paragraph 17.a. of SFAS No 144. Please advise or provide the required disclosure in your response.

Answer:

We have reviewed our disclosure, and acknowledge the omitted information as prescribed by SFAS-144. The carrying values of Crystalix Europe’s assets and liabilities at the time of disposition on October 5, 2005 were as follows:

Cash	$19,953
Accounts Receivable, Net	102,909
Inventory, Consisting of Raw Materials	285,694
Other Current Assets	6,518
Equipment	112,546
InterCompany Payable, Crystalix	(905,984)
InterCompany Payable, LaserTek	(360,724)
Accounts Payable	(175,884)
Deferred Income	(181,961)
Accumulated Deficit	1,096,933

Note 8 – Stockholders’ Deficit, page F-20

18. Please explain why you accounted for the extinguishment of dept with CMKXTREME as a capital transaction. Specifically tell us how this party qualifies as a related party. If they do not qualify, please tell us why the difference between the reacquisition price, or common share fair values, and the net carrying amount of extinguished debt is recorded in conformance with GAAP. Please include the applicable GAAP to support your conclusion.

Answer:

CMKXTREME is deemed a related party due to their substantial share position in Seaena, Inc. upon conversion, as well as, through the holdings of common owners of CMKX. The Company, therefore conservatively included the debt conversion as a capital transaction, rather than report a gain in the income statement.

Note 7 – Related Party, page F-20

19. Please describe the nature of the relationships between the Company and each of the related note holders. See paragraph 2.a. of SFAS No. 57. Please provide the revised disclosure in your response.

Answer:

The notes payable, related party are all to Kevin Ryan, CEO and majority shareholder. The revised disclosure will be as follows in our 2007 form 10-KSB:

NOTE 7 - NOTES PAYABLE - RELATED PARTY

The Company had notes payable to the Company’s CEO, in which principal balances totaled $3,421,072 and $3,056,072 as of the years ended December 31, 2007 and 2006, respectively. The notes accrue interest at a rate of 10% per annum and are payable upon demand. The Company recorded interest expense to related parties in the amount of $321,769 and $396,632 for the years ended December 31, 2007 and 2006, respectively.

Form 10-QSB for the Period Ended September 30, 2007

Item 3, Controls and Procedures, page 22

20. In your response please make a determination regarding the chief executive officer and chief financial officer conclusions of the effectiveness of disclosure controls and procedures, at the reasonable assurance level, as of the end of the period covered by this interim filing.

Answer:

We will include the following paragraph in our future 10-QSB filings, and represent that it was true as of 9/30/07 as well:

Our Chief Executive Officer, Kevin T. Ryan and Principal Financial Officer, Doug E. Lee evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Report. Based on the evaluation, Mr. Ryan and Mr. Lee concluded that our disclosure controls and procedures are effective in timely alerting each of them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings.

In connection with the response to your comments, Seaena, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 702-740-4616.

Sincerely,

/s/Kevin T. Ryan

Kevin T. Ryan,

Chief Executive Officer

Seaena, Inc.